April 23, 2018

QTA: TSX VENTURE
QTRRF: OTCQX International
NR-02-18

QUATERRA ANNOUNCES PRIVATE PLACEMENT OF UP TO C$3 MILLION

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”, the “Company”) today announced that it is offering 30,000,000 units on a private placement basis at a price of C$0.10 per unit. Each unit will consist of one common share of the Company and one non-transferable common share purchase warrant. Each warrant will be exercisable into one common share at a price of C$0.15 for a period of two years from the date of closing of the offering.

Funds from the private placement are proposed to be used for advancing a prefeasibility study at the MacArthur oxide copper project in Yerington, Nevada; land maintenance; exploration at the Groundhog copper prospect in Alaska; and general and administrative purposes.

Subject to review by the TSX Venture Exchange, cash finders’ fees may be payable with respect to the subscriptions accepted by the Company. Securities issued will be subject to a four-month plus one day hold period from the closing date. Closing of the private placement is subject to stock exchange approval.

For more information please contact:
Arie Page, Assistant to the Corporate Secretary
Phone: 604-641-2777; Fax: 604-641-2740; Toll free: 1-855-681-9059
Email: apage@mnxltd.com
Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.